SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Granite Real Estate Investment Trust Granite REIT Inc.
(Name of Issuer)

Stapled Units, no par value per unit
(Title of Class of Securities)

387437114
(CUSIP Number)

Zachary George FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830 (203) 274-9050

Samir A. Manji Sandpiper Asset Management Inc. 200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6 (604) 558-4885

Walied Soliman, Esq. Heidi Reinhart, Esq. Norton Rose Fulbright Canada LLP 200 Bay Street, Suite 3800 Toronto, Ontario M5J 2Z4 (416) 216-4820

Aneliya Crawford, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2372
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 31 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 387437114	SCHEDULE 13D	Page 2 of 31 Pages

1	NAME OF REPORTING PERSONS FrontFour Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,065,376 (including options to purchase 374,800 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,065,376 (including options to purchase 374,800 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,065,376 (including options to purchase 374,800 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.26%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 387437114	SCHEDULE 13D	Page 3 of 31 Pages

1	NAME OF REPORTING PERSONS FrontFour Value Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 703,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 703,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.49%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 387437114	SCHEDULE 13D	Page 4 of 31 Pages

1	NAME OF REPORTING PERSONS FrontFour Value GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 703,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 703,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.49%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 387437114	SCHEDULE 13D	Page 5 of 31 Pages

1	NAME OF REPORTING PERSONS FrontFour Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 641,357 (including options to purchase 230,600 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 641,357 (including options to purchase 230,600 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 641,357 (including options to purchase 230,600 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.36%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 387437114	SCHEDULE 13D	Page 6 of 31 Pages

1	NAME OF REPORTING PERSONS FrontFour Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,624 (including options to purchase 16,200 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,624 (including options to purchase 16,200 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,624 (including options to purchase 16,200 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 387437114	SCHEDULE 13D	Page 7 of 31 Pages

1	NAME OF REPORTING PERSONS FrontFour Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,624 (including options to purchase 16,200 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,624 (including options to purchase 16,200 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,624 (including options to purchase 16,200 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 387437114	SCHEDULE 13D	Page 8 of 31 Pages

1	NAME OF REPORTING PERSONS Stephen Loukas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,795,500 (including options to purchase 391,000 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,795,500 (including options to purchase 391,000 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,795,500 (including options to purchase 391,000 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.81%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 387437114	SCHEDULE 13D	Page 9 of 31 Pages

1	NAME OF REPORTING PERSONS David A. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,795,500 (including options to purchase 391,000 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,795,500 (including options to purchase 391,000 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,795,500 (including options to purchase 391,000 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.81%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 387437114	SCHEDULE 13D	Page 10 of 31 Pages

1	NAME OF REPORTING PERSONS Zachary George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,795,500 (including options to purchase 391,000 Stapled Units)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,795,500 (including options to purchase 391,000 Stapled Units)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,795,500 (including options to purchase 391,000 Stapled Units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.81%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 387437114	SCHEDULE 13D	Page 11 of 31 Pages

1	NAME OF REPORTING PERSONS Sandpiper Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.39%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 387437114	SCHEDULE 13D	Page 12 of 31 Pages

1	NAME OF REPORTING PERSONS Sandpiper Real Estate Fund Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 255,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 387437114	SCHEDULE 13D	Page 13 of 31 Pages

1	NAME OF REPORTING PERSONS Stone Opportunity Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 868,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 868,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 868,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.84%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 387437114	SCHEDULE 13D	Page 14 of 31 Pages

1	NAME OF REPORTING PERSONS Sandpiper GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.39%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 387437114	SCHEDULE 13D	Page 15 of 31 Pages

1	NAME OF REPORTING PERSONS Samir A. Manji
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.39%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 387437114	SCHEDULE 13D	Page 16 of 31 Pages

1	NAME OF REPORTING PERSONS Salim Aziz Manji
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,124,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.39%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 387437114	SCHEDULE 13D	Page 17 of 31 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the stapled units (the “Stapled Units”), consisting of (i) one unit, no par value per unit, of Granite Real Estate Investment Trust, an Ontario real estate investment trust (the “REIT”), and (ii) one common share, no par value per share, of Granite REIT Inc., a British Columbia corporation (the “GP”). The principal executive offices of the REIT and the GP are located at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by:

(i) FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);

(ii) FrontFour Value Fund, a limited partnership existing under the laws of Ontario, Canada (the “Value Fund”);

(iii) FrontFour Value GP Inc., a corporation formed under the laws of British Columbia, Canada (the “Value Fund GP”);

(iv) FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);

(v) FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);

(vi) FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);

(vii) Stephen Loukas (“Mr. Loukas”);

(viii) David A. Lorber (“Mr. Lorber”);

(ix) Zachary George (“Mr. George”);

(x) Sandpiper Asset Management Inc., a corporation formed under the federal laws of Canada (“Sandpiper”);

(xi) Sandpiper Real Estate Fund Limited Partnership, a limited partnership existing under the laws of British Columbia, Canada (“Sandpiper Real Estate LP”);

(xii) Stone Opportunity Limited Partnership, a limited partnership existing under the laws of British Columbia, Canada (“Stone Opportunity LP”);

(xiii) Sandpiper GP Inc., a corporation formed under the federal laws of Canada (“Sandpiper GP”);

(xiv) Samir A. Manji (“Mr. Manji”); and

(xv) Salim Aziz Manji (“Mr. Salim Manji”).

CUSIP No. 387437114	SCHEDULE 13D	Page 18 of 31 Pages

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” FrontFour Capital and Sandpiper GP are parties to a group agreement and each of the Reporting Persons is party to a joint filing agreement, each as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of FrontFour Capital, FrontFour Corp., the Canadian Fund and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of each of the Value Fund and the Value Fund GP is c/o Norton Rose Fulbright Canada LLP, 200 Bay Street, Suite 3800, Toronto, Ontario M5J 2Z4. The principal business address of the Master Fund is c/o Intertrust Cayman, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands. The principal business address of each of Sandpiper, Sandpiper Real Estate LP, Stone Opportunity LP, Sandpiper GP and Mr. Manji is 200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6. The principal business address of Mr. Salim Manji is 4576 Yonge Street, Suite 300, Toronto, Ontario M2N 6N4.

The directors, executive officers and principals of each of FrontFour Capital, the Value Fund, the Value Fund GP, the Master Fund, the Canadian Fund, FrontFour Corp., Sandpiper, Sandpiper Real Estate LP, Stone Opportunity LP and Sandpiper GP and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the REIT or GP or is a party to any contract, agreement or understanding required to be disclosed herein.

(c) The principal business of each of the Value Fund, the Master Fund and the Canadian Fund is investing in securities.

The principal business of the Value Fund GP is serving as the general partner of the Value Fund.

The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”). The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital and serving as directors of the Value Fund GP. By virtue of these relationships, each of (i) FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Stapled Units directly owned by the Master Fund, the Separately Managed Accounts and the Albert Fried, Jr. 2013 Revocable Trust (the “Albert Fried Trust”), and (ii) each of the Value Fund GP and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Stapled Units directly owned by the Value Fund.

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund. Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp. By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Stapled Units directly owned by the Canadian Fund.

The principal business of each of Sandpiper Real Estate LP and Stone Opportunity LP is investing directly or indirectly in real estate. The principal occupation of each of Messrs. Manji and Salim Manji is serving as a chief executive officer and director, respectively, and as indirect principal owner of Sandpiper. The principal business of Sandpiper GP is serving as the general partner of Sandpiper Real Estate LP and Stone Opportunity LP. The principal business of Sandpiper is to manage and control, whether directly or indirectly, the investments and activities of Sandpiper Real Estate LP and Stone Opportunity LP. Messrs. Manji and Salim Manji may be deemed to beneficially own the Stapled Units directly owned by Sandpiper Real Estate LP and Stone Opportunity LP.

CUSIP No. 387437114	SCHEDULE 13D	Page 19 of 31 Pages

(d) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Loukas, Lorber and George are citizens of the United States of America. Messrs. Manji and Salim Manji are citizens of Canada. The jurisdiction of formation of each of the other Reporting Persons is set forth in Item 2(a). The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Stapled Units purchased by each of the Value Fund, the Master Fund and the Canadian Fund, the Stapled Units held in the Separately Managed Accounts and the Stapled Units held by the Albert Fried Trust, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The Stapled Units purchased by each of Sandpiper Real Estate LP and Stone Opportunity LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 703,500 Stapled Units owned directly by the Value Fund is approximately $24,017,652.00, including brokerage commissions. The aggregate purchase price of the 410,757 Stapled Units owned directly by the Master Fund (including options to purchase 230,600 Stapled Units) is approximately $13,454,780.88, including brokerage commissions. The aggregate purchase price of the 10,424 Stapled Units owned directly by the Canadian Fund (including options to purchase 16,200 Stapled Units) is approximately $353,964.79, including brokerage commissions. The aggregate purchase price of the 258,819 Stapled Units held in the Separately Managed Accounts (including options to purchase 144,200 Stapled Units) is approximately $8,549,538.80, including brokerage commissions. The aggregate purchase price of the 21,000 Stapled Units held by the Albert Fried Trust is approximately $730,707.29, excluding brokerage commissions. The aggregate purchase price of the 255,225 Stapled Units owned directly by Sandpiper Real Estate LP is approximately $8,270,322.89, including brokerage commissions. The aggregate purchase price of the 868,850 Stapled Units owned directly by Stone Opportunity LP is approximately $29,059,788.76, including brokerage commissions. The Stapled Units were purchased by each of the Reporting Persons using Canadian Dollars. Unless otherwise noted, the amounts reported in this Schedule 13D were converted into U.S. Dollars based on the Bank of Canada noon rate of exchange reported on April 28, 2017, which was CA$1.00 = US$0.732.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the Stapled Units for investment purposes because they believed the Stapled Units represented an attractive investment opportunity. The Reporting Persons believe that the Stapled Units at current market prices are undervalued.

CUSIP No. 387437114	SCHEDULE 13D	Page 20 of 31 Pages

On April 25, 2017, FrontFour Capital and Sandpiper GP entered into a Group Agreement (the “Group Agreement”), for the purpose of (i) engaging in private discussions with the REIT and the GP regarding their business, assets, capitalization, financial condition, operations, management, each respective board, including board composition matters, strategy, strategic alternatives and future plans; (ii) taking all other actions with respect to the foregoing; (iii) taking any other actions the Reporting Persons determine to undertake in connection with their respective investments in the REIT and the GP, all to the extent permitted by the Group Agreement; and (iv) determining the division of costs and expenses related to the foregoing. The foregoing summary of the Group Agreement is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.

On April 19, 2017, FrontFour Capital and the Albert Fried Trust entered into the Amended and Restated Agreement to Invest (the “Agreement to Invest”), under which the Albert Fried Trust agreed to invest in the Stapled Units, and the purchase, disposition and voting of the REIT’s units and the GP’s common shares shall be directed by FrontFour Capital.

The Reporting Persons have engaged in discussions with the board of trustees of the REIT (the “REIT Board”), the board of directors of the GP (the “GP Board”), other unitholders of the REIT and shareholders of the GP and may continue to engage in discussions with the REIT Board, GP Board, other unitholders of the REIT and shareholders of the GP, management and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, the REIT Board and the GP Board, strategy, strategic alternatives and future plans of the REIT and GP. The Reporting Persons may consider, formulate, discuss and seek to cause the REIT Board and GP Board to implement various plans or proposals intended to enhance unitholder or shareholder value, respectively, or enhance the value of the assets of the REIT or GP, respectively, including plans or proposals that may involve changes to board structure and composition, capital allocation, portfolio diversification and strategic transactions. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other unitholders or shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the REIT and GP on a continuing basis. Depending on various factors, including, without limitation, the financial position and strategic direction of the REIT and GP, actions taken by the REIT Board or GP Board, price levels of the Stapled Units, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment as they deem appropriate, including, without limitation, purchasing additional Stapled Units or other financial instruments related to the REIT or GP or the Stapled Units or selling some or all of the Stapled Units, engaging in hedging or similar transactions involving securities relating to the REIT or GP or the Stapled Units and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 387437114	SCHEDULE 13D	Page 21 of 31 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Stapled Units to which this Schedule 13D relates is 2,919,575 Stapled Units (including options to purchase 391,000 Stapled Units), constituting approximately 6.20% of the outstanding Stapled Units. All percentages set forth herein are based upon a total of 47,122,803 Stapled Units outstanding as of March 1, 2017, as reported in the Report of Foreign Issuer on Form 6-K, filed by each of the REIT and GP with the Securities and Exchange Commission on March 2, 2017.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Collectively, the “group” may be deemed to have beneficial ownership of the aggregate number of Stapled Units owned by the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Stapled Units beneficially owned by any other Reporting Person. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not have voting or investment power over.

(b) Each of the Value Fund GP, Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Stapled Units owned directly by the Value Fund. Each of FrontFour Capital, Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Stapled Units owned directly by the Master Fund, the Separately Managed Accounts and the Albert Fried Trust. Each of FrontFour Corp., Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Stapled Units owned directly by the Canadian Fund. Each of Sandpiper, Sandpiper GP, Messrs. Manji and Salim Manji have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Stapled Units owned directly by Sandpiper Real Estate LP and Stone Opportunity LP.

(c) The transactions in the securities of the REIT and GP effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Stapled Units.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

FrontFour Capital and Sandpiper GP are parties to the Group Agreement, as defined and described in Item 4, above. A copy of the Group Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein. FrontFour Capital and the Albert Fried Trust are parties to the Agreement to Invest, as defined and described in Item 4, above.

CUSIP No. 387437114	SCHEDULE 13D	Page 22 of 31 Pages

FrontFour Capital and the Value Fund GP are parties to the Amended and Restated Limited Partnership Agreement, dated April 19, 2017, for the Value Fund. Pursuant to the terms of that agreement, the Value Fund GP is the sole general partner of the Value Fund and has all powers necessary and appropriate to make and divest of the investment of the Value Fund in the Stapled Units and otherwise deal in or with and exercise all rights, powers, privileges, options and other incidents of ownership or possession with respect to the investment and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the Stapled Units.

Sandpiper and Sandpiper GP are parties to the Limited Partnership Agreement, dated February 6, 2017, for Stone Opportunity LP. Pursuant to the terms of that agreement, Sandpiper has the authority to, acting on the instructions of Sandpiper GP, to trade in the securities of the REIT and GP, and Sandpiper GP has the authority to carry on the activity of Stone Opportunity LP and is entitled, generally, to a portion of the appreciation in the value of the Stapled Units.

The Master Fund beneficially owns (i) 553 call options with a strike price of $42.00, 243 call options with a strike price of $46.00, 784 call options with a strike price of $48.00, and 604 call options with a strike price of $50.00, for a total of 2,184 call options for 218,400 Stapled Units, which expire on July 21, 2017, and (ii) 122 call options with a strike price of $48.00 for 12,200 Stapled Units, which expire on October 20, 2017. The Canadian Fund beneficially owns (i) 17 call options with a strike price of $42.00, 7 call options with a strike price of $46.00, 21 call options with a strike price of $48.00, and 15 call options with a strike price of $50.00, for a total of 60 call options for 6,000 Stapled Units, which expire on July 21, 2017, and (ii) 102 call options with a strike price of $48.00 for 10,200 Stapled Units, which expire on October 20, 2017. The Separately Managed Accounts beneficially own (i) 340 call options with a strike price of $42.00, 150 call options with a strike price of $46.00, 495 call options with a strike price of $48.00, and 381 call options with a strike price of $50.00, for a total of 1,366 call options for 136,600 Stapled Units, which expire on July 21, 2017, and (ii) 76 call options with a strike price of $48.00 for 7,600 Stapled Units, which expire on October 20, 2017.

The Master Fund has (i) sold 1,331 and 845 put options with strike prices of $40.00 and $42.00, respectively, which expire on July 21, 2017, for a total of 217,600 Stapled Units, and (ii) sold 122 put options with a strike price of $42.00, which expire on October 20, 2017, for a total of 12,200 Stapled Units. The Canadian Fund has (i) sold 38 and 21 put options with strike prices of $40.00 and $42.00 respectively, which expire on July 21, 2017, for a total of 5,900 Stapled Units, and has (ii) sold 102 put options with a strike price of $42.00, which expire on October 20, 2017, for a total of 10,200 Stapled Units. The Separately Managed Accounts have (i) sold 841 and 534 put options with strike prices of $40.00 and $42.00, respectively, which expire on July 21, 2017, for a total of 137,500 Stapled Units, and have (ii) sold 76 put options with a strike price of $42.00, which expire on October 20, 2017, for a total of 7,600 Stapled Units.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Stapled Units.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated May 1, 2017.
2	Group Agreement, dated April 25, 2017.

CUSIP No. 387437114	SCHEDULE 13D	Page 23 of 31 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 2, 2017
FRONTFOUR CAPITAL GROUP LLC

	By:	/s/ Zachary George
Name: Zachary George
Title: Managing Member

FRONTFOUR VALUE FUND

By:	FrontFour Value GP Inc., its general partner

By:	/s/ Zachary George
Name: Zachary George
Title: Director

FRONTFOUR VALUE GP INC.

By:	/s/ Zachary George
Name: Zachary George
Title: Director

FRONTFOUR MASTER FUND, LTD.

By:	FrontFour Capital Group LLC., its investment manager

By:	/s/ Zachary George
Name: Zachary George
Title: Managing Member

FRONTFOUR OPPORTUNITY FUND

By:	FrontFour Capital Corp., its investment manager

By:	/s/ Zachary George
Name: Zachary George
Title: Principal

CUSIP No. 387437114	SCHEDULE 13D	Page 24 of 31 Pages

FRONTFOUR CAPITAL CORP.

By:	/s/ Zachary George
Name: Zachary George
Title: Principal

By:	/s/ Stephen Loukas
Name: Stephen Loukas

By:	/s/ David A. Lorber
Name: David A. Lorber

By:	/s/ Zachary George
Name: Zachary George

SANDPIPER ASSET MANAGEMENT INC.

By:	/s/ Samir A. Manji
Name: Samir A. Manji
Title: Chief Executive Officer

SANDPIPER REAL ESTATE FUND LIMITED PARTNERSHIP

By:	Sandpiper GP Inc., its general partner

By:	/s/ Samir A. Manji
Name: Samir A. Manji
Title: Chief Executive Officer

STONE OPPORTUNITY LIMITED PARTNERSHIP

By:	Sandpiper GP Inc., its general partner

By:	/s/ Samir A. Manji
Name: Samir A. Manji
Title: Chief Executive Officer

SANDPIPER GP INC.

By:	/s/ Samir A. Manji
Name: Samir A. Manji
Title: Chief Executive Officer

CUSIP No. 387437114	SCHEDULE 13D	Page 25 of 31 Pages

By:	/s/ Samir A. Manji
Name: Samir A. Manji

By:	/s/ Salim Aziz Manji
Name: Salim Aziz Manji

CUSIP No. 387437114	SCHEDULE 13D	Page 26 of 31 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

CERTAIN REPORTING PERSONS

FrontFour Capital

Name	Position	Citizenship	Principal Occupation	Business Address

Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

Value Fund GP

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Vice-President and Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Treasurer and Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary George	President and Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

Master Fund

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

CUSIP No. 387437114	SCHEDULE 13D	Page 27 of 31 Pages

Zachary George	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

John Ackerley	Director	United Kingdom	Chief Executive Officer of Carne Global Financial Services (Cayman) Limited	Grand Pavilion Commercial Centre 802 West Bay Road PO Box 30872 Grand Cayman, KY1-1204 Cayman Islands
Jonathan Morgan	Director	USA	Principal owner of Sound Fund Advisors LLC	30 Old Kings Highway South Darien, Connecticut 06820
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

Canadian Fund

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Zachary George	Principal	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

FrontFour Corp.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
David A. Lorber	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

CUSIP No. 387437114	SCHEDULE 13D	Page 28 of 31 Pages

Zachary George	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830
Justin Hirsch	Chief Financial Officer and Chief Compliance Officer	USA	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830

Sandpiper

Name	Position	Citizenship	Principal Occupation	Business Address
Samir A. Manji	Officer	Canada	Chief Executive Officer	200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6
Renzo Paolo Barazzuol	Officer	Canada	President Chief Operating Officer	200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6
Navdeep K. Gill	Officer	Canada	Secretary Treasurer	200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6

Sandpiper GP, Sandpiper Real Estate LP and Stone Opportunity LP

Name	Position	Citizenship	Principal Occupation	Business Address
Samir A. Manji	Director	Canada	Chief Executive Officer	200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6
Salim Aziz Manji	Director	Canada	Director	4576 Yonge Street, Suite 300 Toronto, Ontario M2N 6N4
Renzo Paolo Barazzuol	Officer	Canada	President Chief Operating Officer	200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6
Navdeep K. Gill	Officer	Canada	Secretary Treasurer	200 Burrard Street, Suite 1670, Vancouver, British Columbia V6C 3L6

CUSIP No. 387437114	SCHEDULE 13D	Page 29 of 31 Pages

SCHEDULE B

TRANSACTIONS IN THE STAPLED UNITS

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in Stapled Units that were effectuated by the Reporting Persons and the Albert Fried Trust in the last 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions, other than as set forth below.

Value Fund

Trade Date	Stapled Units Purchased (Sold)	Price Per Stapled Unit ($)
3/6/2017	12,700	45.75
3/7/2017	10,000	45.98
3/7/2017	10,000	46.06
3/8/2017	10,000	45.63
3/9/2017	5,000	45.00
3/10/2017	5,000	44.90
3/14/2017	5,000	45.20
3/15/2017	125,000	45.00
3/16/2017	9,100	45.36
3/17/2017	10,000	45.72
3/20/2017	15,000	45.45
3/22/2017	5,000	45.20
3/23/2017	5,000	45.50
3/24/2017	56,200	45.70
3/27/2017	25,000	45.76
3/27/2017	10,000	45.80
3/28/2017	8,900	46.39
3/29/2017	20,000	46.49
3/30/2017	50,000	46.18
3/30/2017	10,000	46.40
3/31/2017	6,300	46.50
4/3/2017	10,000	46.75
4/3/2017	9,600	46.78
4/4/2017	100	46.78
4/4/2017	14,000	47.31
4/5/2017	50,000	47.25
4/5/2017	2,600	47.33
4/10/2017	10,000	47.49
4/12/2017	40,000	48.06
4/13/2017	39,100	48.25
4/17/2017	18,000	48.30
4/17/2017	10,000	48.12
4/18/2017	26,600	48.64
4/19/2017	8,300	49.10
4/19/2017	20,000	49.13
4/20/2017	11,700	49.07

CUSIP No. 387437114	SCHEDULE 13D	Page 30 of 31 Pages

4/21/2017	10,300	48.79
4/24/2017	10,000	48.50

Master Fund

Trade Date	Stapled Units Purchased (Sold)	Price Per Stapled Unit ($)
3/1/2017	390	46.03
3/29/2017	30,100*	46.18
3/30/2017	(29,436)	46.18
4/7/2017	3,513	47.49
4/24/2017	1,535	48.73

Canadian Fund

Trade Date	Stapled Units Purchased (Sold)	Price Per Stapled Unit ($)
3/29/2017	800*	40.00
3/30/2017	(931)	46.18

Separately Managed Accounts

Trade Date	Stapled Units Purchased (Sold)	Price Per Stapled Unit ($)
3/1/2017	219	46.03
3/1/2017	491	46.03
3/20/2017	(13,017)	45.45
3/29/2017	6,700*	46.14
3/29/2017	12,400*	46.14
3/30/2017	(7,394)	46.18
3/30/2017	(12,239)	46.18
4/7/2017	439	47.49
4/7/2017	2,065	47.49
4/24/2017	337	48.73
4/24/2017	128	48.73

Albert Fried Trust

Trade Date	Stapled Units Purchased (Sold)	Price Per Stapled Unit ($)
3/30/2017	3,000	46.36
04/10/2017	10,000	47.48
04/11/2017	5,000	47.46
04/21/2017	3,000	49.02

Stone Opportunity LP

Trade Date	Stapled Units Purchased (Sold)	Price Per Stapled Unit ($)
3/1/2017	40,400	46.04
3/2/2017	34,000	45.82
3/3/2017	24,000	45.96
3/6/2017	34,690	45.75
3/7/2017	31,800	45.94
3/8/2017	8,800	45.91

CUSIP No. 387437114	SCHEDULE 13D	Page 31 of 31 Pages

3/9/2017	20,200	44.90
3/10/2017	30,700	44.88
3/13/2017	3,600	44.91
3/15/2017	337,000	45.00
4/28/2017	19,200	48.98

All prices per Stapled Unit in this Schedule B are reported in Canadian Dollars.

*Stapled Units acquired through the exercise of options.